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SEC 1746 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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
                                                              ----------------------------
                                                                     OMB APPROVAL
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
                                                               OMB Number:    3235-0145
                                                               Expires: November 30, 1999
                                  UNITED STATES                Estimated average burden
                       SECURITIES AND EXCHANGE COMMISSION      hours per response....14.9
                             WASHINGTON, D.C. 20549           ----------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                      AMERICAN PRECISION INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

SERIES B SEVEN PERCENT (7%) CUMULATIVE CONVERTIBLE PREFERRED STOCK
Common Stock $.66 2/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  #029069-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

STANLEY WEISS, ESQ, 80 MAIN STREET, WEST ORANGE, NEW JERSEY 07052  (973)736-1815
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 14, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) of 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029069-10-1..................

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Inter Scan Holding, Ltd.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)     X
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

3. SEC Use Only
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
                                    --------------------------------------------
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization.    Switzerland
--------------------------------------------------------------------------------

                  Sole Voting Power  1,236,337 shares (100%) of Series B Seven
                  Percent (7%) Cumulative Convertible Preferred Stock
               7. convertible into 1,538,603 shares (18.25%) of Common Stock,
                  (plus such additional shares of Common Stock provided in
                  Section 6B(i) of the Convertible Preferred Stock) as directed by Issuer's Board of Directors through July 8, 2000.
Number Of         --------------------------------------------------------------
Shares
Beneficially   8. Shared Voting Power
Owned by                             -------------------------------------------
Each              --------------------------------------------------------------
Reporting
Person            Sole Dispositive Power  1,236,337 shares (100%) of Series B
With              Seven Percent (7%) Cumulative Convertible Preferred Stock
                  convertible into 1,538,603 shares (18.25%) of Common Stock
               9. (plus such additional shares of Common Stock provided in
                  Section 6B(i) of the Convertible Preferred Stock) subject to the Issuer's right of first refusal and the rights of Danaher
                  Corporation in the Support Agreement annexed as Appendix C.
                  --------------------------------------------------------------

              10. Shared Dispositive Power
                                          --------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,337 shares of Series B Preferred Stock.

--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------
--------------------------------------------------------------------------------

         Percent of Class Represented by Amount in Row (11) 100% of the
     13. outstanding Series B Preferred Stock and approximately 18.25% of Common Stock, assuming conversion of all Series B Preferred Stock.
--------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions) CO

CUSIP No. 029069-10-1..................

--------------------------------------------------------------------------------

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

    Holger Hjelm as the ultimate beneficial owner of both Inter Scan Holding, Ltd. and STC Interfinans AB
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)     X
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

3. SEC Use Only
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
                                    --------------------------------------------
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization    Sweden
--------------------------------------------------------------------------------

                  Sole Voting Power  1,236,337 shares (100%) of Series B Seven
                  Percent (7%) Cumulative Convertible Preferred Stock
               7. convertible into 1,538,603 shares (18.25%) of Common Stock
                  (plus such additional shares provided in Section 6B(i) of the
                  Convertible Preferred Stock) as directed by Issuer's Board of
                  Directors through July 8, 2000 and 260,000 shares (3.08%) of
                  Common Stock to be voted in accordance with Section 1.6 of the
                  Support Agreement which is annexed as Appendix C plus options to acquire 2,966 shares of Common Stock.
Number Of         --------------------------------------------------------------
Shares
Beneficially   8. Shared Voting Power
Owned by                             -------------------------------------------
Each              --------------------------------------------------------------
Reporting
Person            Sole Dispositive Power  1,236,337 shares (100%) of Series B
With              Seven Percent (7%) Cumulative Convertible Preferred Stock
                  convertible into 1,538,603 shares (18.25%) of Common Stock
               9. (plus such additional shares provided in Section 6B(i) of the
                  Convertible Preferred Stock) subject to the Issuer's right of first refusal and 260,000 shares (3.08%) of Common Stock, both of which are subject to the rights of Danaher Corporation in the Support Agreement which is annexed as Appendix C plus
                  option to acquire 2,966 shares of Common Stock.
                  --------------------------------------------------------------

              10. Shared Dispositive Power
                                          --------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,337 shares of Series B Preferred Stock and 260,000 shares of Common Stock, plus options to acquire 2,966 shares of Common Stock.

--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------
--------------------------------------------------------------------------------

         Percent of Class Represented by Amount in Row (11)  100% of the
     13. outstanding Series B Preferred Stock and approximately 21.33% of Common Stock, assuming conversion of all Series B Preferred Stock, (excluding, such additional shares provided in Section 6B(i) of the Convertible Preferred Stock, and the options)
--------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions) IN

                          SCHEDULE 13D- AMENDMENT NO. 5
                          -----------------------------

CUSIP# 029069-10-1 COMMON STOCK                               PAGE 6 OF 8 PAGES
-------------------------------                               -----------------

INTRODUCTION
------------

         The ownership of 20,000 shares of Series A Seven Percent (7%) Cumulative Convertible Preferred Stock of American Precision Industries Inc. ("API") and a $5,000,000 Exchangeable Promissory Note which were exchangeable into 1,236,337 shares of Series B Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series B Preferred Stock") was reported by Inter Scan Holding Ltd. and Holger Hjelm (collectively the "Reporting Persons") in a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 16, 1997, as amended by Schedule 13D Amendment No. 1 filed with the SEC on July 17, 1997, Amendment No. 2 filed with the SEC on November 24, 1997, Amendment No. 3 filed with the SEC on March 13, 1998 and Amendment No. 4 filed with the SEC on September 7, 1999 wherein the Reporting Persons reported the purchase of 260,000 shares of Common Stock of API which purchase was to be funded by a line of credit from Marine Midland Bank reported in Amendment No. 3.

         The cover pages of the Reporting Persons are hereby amended to report that (1) Inter Scan Holding Ltd. ("Inter Scan") paid in full the line of credit extended by Marine Midland Bank; (2) Inter Scan transferred the 260,000 shares of Common Stock held by it to an affiliate company, STC Interfinans AB; and (3) Holger Hjelm executed a Support Agreement with Danaher Company ("Danaher") dated February 15, 2000 ("Support Agreement"). A copy of the Support Agreement dated February 15, 2000 is annexed as Appendix C. Items 4, 5, 6 and 7 are hereby amended as set forth in this Schedule 13D Amendment No. 5. All other cover pages and items remain unchanged, and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION Item 4 is hereby amended to read as follows:

         (a) 260,000 shares of Common Stock held by Inter Scan were transferred to an affiliate, STC Interfinans AB, on February 14, 2000 as part of an internal reorganization of companies in which Holger Hjelm is the ultimate beneficial owner.

         (b) Pursuant to the Agreement and Plan of Merger between API and Danaher dated February 15, 2000 ("Merger Agreement"), Danaher agreed to make a tender offer to the shareholders of API for all of the outstanding shares of the company. Pursuant to the Support Agreement, the reporting persons support the tender offer and will tender API securities owned by them and their affiliates to Danaher.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER Item 5 is hereby amended to read as follows:

         (a) On February 14, 2000, Inter Scan transferred the 260,000 shares of Common Stock of API to its affiliate, STC Interfinans AB, a Swedish Corporation. Holger Hjelm is the ultimate beneficial owner of both InterScan and STC Interfinans AB. Mr. Hjelm is the ultimate beneficial owner of approximately 21.33% of API's

                          SCHEDULE 13D- AMENDMENT NO. 5
                          -----------------------------

CUSIP# 029069-10-1 COMMON STOCK                               PAGE 7 OF 8 PAGES
-------------------------------                               -----------------

         common stock assuming conversion of all Series B Preferred Stock excluding such additional shares received upon conversion under Section 6B of the Convertible Preferred Stock and his options, received as a director, to acquire 2966 shares of API Common Stock. Section 6B(i) of the Convertible Preferred Stock is attached as Appendix D. Pursuant to it, the Series B Preferred Stock is convertible into 1,538,603 shares of common stock plus an additional number of shares which varies with the number of days since the last dividend payment.

         (b) On February 15, 2000, Holger Hjelm signed the Support Agreement annexed as Appendix C which obligates him and his affiliates to support Danaher's tender offer and to tender their API securities to Danaher. The Issuer's Board of Directors direct the vote through July 8, 2000 on the Series B Preferred Stock and the Common Stock into which it is convertible. Danaher has the right to direct the vote on the 260,000 shares of common stock now owned by STC Interfinancs AB until termination of the Support Agreement.

         (c) InterScan transferred the 260,000 shares of API Common Stock to STC Interfinans AB on February 14, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER Item 6 is hereby amended to read as follows:

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the API. The only contracts, arrangements, understandings or relationships between any such persons and any other person with respect to any securities of API are as follows:

                  (1) The Stock Purchase Agreement and Exhibits thereto which are filed as Appendix A to Amendment No. 1. The Stock Purchase Agreement contains provisions concerning the voting of the securities [Section 3 of the Shareholder Agreement, Exhibit 5.1(d)(1)]; finder fees [Section 11.8 of the Stock Purchase Agreement]; guarantee of profits [Section 6 of the Shareholder Agreement, Exhibit 5.1(d)(1) and Pages 3 and 4 of the Note, Exhibit 2.1(a)(ii)]; right of first refusal [Section 4 of the Shareholder Agreement, Exhibit 5.1(d)(1)]; and the giving of proxies [Section 3 of the Shareholder Agreement,
Exhibit 5.1(d)(1)], all of which are incorporated herein by reference.

                  (2) The line of credit extended to Inter Scan by Marine Midland Bank was paid in full during the week of February 7, 2000 and the Series B Preferred Stock pledged to secure the line of credit is being returned to InterScan Holding Ltd.

                          SCHEDULE 13D- AMENDMENT NO. 5
                          -----------------------------

CUSIP# 029069-10-1 COMMON STOCK                               PAGE 8 OF 8 PAGES
-------------------------------                               -----------------

                  (3) The Support Agreement is filed herewith as Appendix C. Under this Agreement, Holger Hjelm, as the ultimate beneficial owner, agreed to support the tender offer of Danaher Corporation and to tender all the API securities owned by him and his affiliates.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS Item 7 is hereby amended to include the following exhibit:

                  Appendix C - Support Agreement
                  Appendix D - Section 6B(i) of the Convertible Preferred Stock


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 22, 2000                            /s/ Stanley Weiss
-----------------                            ------------------------
                                             Stanley Weiss, Esq.
                                             Attorney at Law
                                             ----------------

                                 SCHEDULE 13D
                                 ------------

CUSIP#029069-10-1 COMMON STOCK
------------------------------

                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3,4 AND 5
                                     AND
                                 SCHEDULE 13D

        Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a director of American Precision Industries Inc. and potential beneficial owner of more than 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3,4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3,4 or 5 and any such Schedule 13D and any amendments thereto and timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of July 1997.



                                              By  /s/ Holger Hjelm
                                                -----------------------
                                                Holger Hjelm

                                 SCHEDULE 13D
                                 ------------

CUSIP# 029069-10-1 COMMON STOCK
-------------------------------


                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3, 4 AND 5
                                     AND
                                 SCHEDULE 13D

Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a holder of more that 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 and any such Schedule 13D and any amendments thereto and the timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority, and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 1997.


                                Inter Scan Holding Ltd.

                                By /s/ Dr. Rudolf Heiz
                                  ------------------------
                                Dr. Rudolf Heiz

                                By /s/ Max E. Huber
                                  ------------------------
                                Max E. Huber

                                                                  EXECUTION COPY
                                                                  --------------



                                SUPPORT AGREEMENT


                  SUPPORT AGREEMENT (this "Agreement"), dated as of February 15, 2000, by and between Danaher Corporation, a Delaware corporation ("Parent"), Mr. Holger Hjelm ("Seller"), and (solely for the purposes of Section 1.3 and Section
5.10 hereof) American Precision Industries Inc. a Delaware corporation (the "Company").

                  WHEREAS, concurrently herewith, Parent, Alpha Acquisition I Corp. (the "Purchaser"), a Delaware corporation and a subsidiary of Parent, and the Company are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement", which term shall not include any amendment to such Agreement which decreases the Offer Price or changes the form of consideration payable in the Offer, unless Seller consents to the inclusion of such amendment in such term). Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Pursuant to the Merger Agreement, the Purchaser agrees to make a tender offer (the "Offer") for all outstanding Shares of the Company, at $19.25 per Share (the "Offer Price") net to the seller in cash, to be followed by a merger (the "Merger") of the Purchaser with and into the Company;

                  WHEREAS, the Offer will provide that Shares may be tendered by tendering shares of Series B Seven Percent (7%) Cumulative Convertible Preferred Stock, par value $1.00 per share ("Series B Preferred Stock") which are convertible into Shares along with an instruction to the Purchaser not to convert such shares of Series B Preferred Stock until payment is made for the Series B Preferred Stock pursuant to the Offer;

                  WHEREAS, as of the date hereof, Seller and entities directly or indirectly controlled by Seller ("Seller Affiliates") beneficially own 1,236,337 shares of Series B Preferred Stock, which are convertible into Shares pursuant to the terms of the Series B Preferred Stock, and a further 260,000 Shares (together, the "Owned Shares"); and

                  WHEREAS, as a condition to their willingness to enter into the Merger Agreement and make the Offer, Parent and the Purchaser have required that Seller agree, and Seller hereby agrees to enter into the agreements set forth herein;

                  NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

                  1. AGREEMENT TO TENDER AND TO VOTE.

                  1.1 TENDER. Seller hereby agrees to validly tender (or cause the record owner of such shares to validly tender), pursuant to and in accordance with the terms of the Offer, but in no event earlier than March 3, 2000 or later than the then scheduled expiration date of the Offer, all of the Shares and shares of Series B Preferred Stock owned by Seller and the Seller Affiliates, including any Shares acquired before or after the date hereof and prior to the termination of the Offer, whether upon the conversion of Series B Preferred Stock or otherwise (collectively, the "Tender Shares" which term, as used herein, shall include the Owned Shares where the context requires) by physical delivery of the certificates therefor, and to not withdraw such Tender

Shares, except following termination of the Offer pursuant to its terms or expiration of this Agreement pursuant to Section 2 of this Agreement. Upon accepting for payment the Shares in the Offer, Purchaser shall pay in cash an amount for the Series B Preferred Stock equal to the product of the number of Shares to be issued, calculated in accordance with Section 6(B) of the terms of the Series B Preferred Stock, multiplied by the greater of (i) the Offer Price and (ii) the amount per share of Company common stock paid by Purchaser in the Offer. Seller hereby permits Parent and the Purchaser to publish and disclose in the Offer Documents and, if approval of the Company's stockholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission) its identity and ownership of the Tender Shares and the nature of its commitments, arrangements and understandings under this Agreement.

                  1.2 VOTING. Seller hereby agrees that, during the time this Agreement is in effect but only to the extent Seller and the Seller Affiliates have the right to vote with respect to the Tender Shares, at any meeting of the stockholders of the Company, however called, Seller shall (and shall cause the Seller Affiliates to) (a) vote the Tender Shares in favor of the Merger; (b) vote the Tender Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) vote the Tender Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Company and its subsidiaries; (iii) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (iv) any material change in the present capitalization or dividend policy of the Company; or (v) any other material change in the Company's corporate structure or business.

                  1.3 COMPANY CONSENT AND AGREEMENTS. The Company hereby consents to this Agreement, agrees that Seller's compliance with this Agreement will not violate the Shareholder Agreement between InterScan Holding Ltd. ("InterScan") and the Company dated July 8, 1997 (the "Shareholder Agreement") in any respect. The Company further agrees that as long as it has the right to vote with respect to Tender Shares, it will take all action in its capacity as proxy holder under the Shareholder Agreement consistent with this Agreement and the transactions contemplated hereby, including voting the Tender Shares in accordance with Section 1.2. The Company, on behalf of itself and its subsidiaries, hereby consents to any transfer by InterScan to any other Affiliates of InterScan of Series B Preferred Stock and its rights and obligations under the Amended and Restated Stock Purchase Agreement dated July 3, 1997, as amended, between the Company and InterScan, the Registration Agreement dated July 8, 1997 between the Company and InterScan and the Shareholder Agreement, provided, that any such transferee agrees to be bound by all the terms to which InterScan is bound under said agreements.

                  1.4 NO INCONSISTENT ARRANGEMENTS. Seller hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) except to Parent or the Purchaser, transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Tender Shares or any interest therein, (ii) except with Parent, enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Tender Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Tender Shares, (iv) deposit any Tender Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Tender Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement or which would make any representation or warranty of Seller hereunder untrue or incorrect.

                  1.5 NO SOLICITATION. Seller hereby agrees that he shall not, and shall not permit or authorize any of his affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than Parent, the Purchaser or any of their affiliates or representatives) concerning any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement. Seller and the Seller Affiliates will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Transaction. From and after the execution of this Agreement, Seller shall immediately advise Parent in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Transaction, identify the offeror and furnish to Parent a copy of any such proposal or inquiry, if it is in writing, or a written summary of any oral proposal or inquiry relating to an Acquisition Transaction. Seller shall promptly advise Parent in writing of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto. Any action taken by the Company or any member of the Board of Directors of the Company including Seller acting in such capacity, in accordance with the proviso to the second sentence of Section 6.10(a) of the Merger Agreement shall be deemed not to violate this Section 1.5

                  2. EXPIRATION. This Agreement and the parties' obligations hereunder shall terminate on the earliest of (i) the payment for the Owned Shares pursuant to the Offer, (ii) June 1, 2000, or (iii) the termination of the Merger Agreement pursuant to Section 8.1(e) thereof.

                  3. REPRESENTATION AND WARRANTIES. Seller hereby represents and warrants to Parent as follows:

                     (a) TITLE. Seller or one of the Seller Affiliates has good and valid title to the Owned Shares, free and clear of any lien, pledge, charge, encumbrance or claim of whatever nature (other than the Shareholder Agreement) and, upon the purchase of the Tender Shares by Parent or the Purchaser, Seller or one of the Seller Affiliates will deliver good and valid title to the Tender Shares, free and clear of any lien, charge, encumbrance or claim of whatever nature.

                     (b) OWNERSHIP OF SHARES. On the date hereof, the Owned Shares are owned of record or beneficially by Seller or one of the Seller Affiliates and, on the date hereof, the Owned Shares constitute all of the Shares (except for the director shares) owned of record or beneficially by Seller or one of the Seller Affiliates. Except as provided by the Shareholder Agreement, Seller or one of the Seller Affiliates has sole voting power and sole power of disposition with respect to all of the Owned Shares, with no restrictions, subject to applicable federal securities laws, on Seller's rights of disposition pertaining thereto.

                  4. FURTHER ASSURANCES. From time to time, at the Parent's request and without further consideration, Seller shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated by Section 1 of this Agreement. Subject to the terms and conditions of this Agreement, Seller hereby agrees to use all reasonable best efforts to take, or cause to be taken, all actions necessary or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, including providing any necessary information and material with respect to all filings made by Seller with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

                  5. MISCELLANEOUS.

                  5.1 SURVIVAL. The representations and warranties made herein shall terminate upon Seller's sale of the Tender Shares to the Purchaser in the Offer other than Seller's representations and warranties in Section 3 which shall survive the sale of the Tender Shares and the termination of this Agreement following such sale.

                  5.2 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that either of the parties may assign their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of such party, but no such assignment shall relieve such party of its obligations hereunder if such assignee does not perform such obligations.

                  5.3 AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

                  5.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by hand delivery, telegram, telex or telecopy or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:




         If to Seller:

                  Holger Hjelm
                  STC Interfinance AB
                  Grev Turegatan 20, Box 55605
                  S-102, 14 Stockholm
                  Sweden
                  Facsimile: (011) 46-8-7830066/6666333


         copy to Seller's Counsel:

                  Stanley Weiss
                  80 Main Street
                  West Orange, New Jersey  07052
                  Facsimile: (973) 325-3115


         If  to the Company:

                  American Precision Industries Inc.
                  2777 Walden Avenue
                  Buffalo, New York  14225
                  Attention: Kurt Wiedenhaupt, President
                  Facsimile: (716) 684-2155


         Copy to Company's Counsel

                  Jaeckle Fleischmann & Mugel LLP
                  Fleet Bank Building
                  Twelve Fountain Plaza
                  Buffalo, New York  14202-2292
                  Attention: James J. Tanous
                  Facsimile: (716) 856-0432


         If to Parent:

                           Danaher Corporation
                           1250 24th Street, N.W.
                           Washington, D.C. 20037
                           Attention: Patrick W. Allender
                           Facsimile: (202) 828-0860



         copy to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York 10019
                           Attention: Trevor S. Norwitz, Esq.
                           Fax: (212) 403-2000

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  5.5 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                  5.6 SPECIFIC PERFORMANCE. Each of Parent and Seller recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other to sustain damages for which it would not have an adequate remedy at law, and therefore each of Parent and Seller agrees that in the event of any such breach the other shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                  5.7 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                  5.8 DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  5.9 SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  5.10 POSSIBLE RESTRUCTURING. Seller agrees to cooperate with Parent and the Purchaser in restructuring the transactions contemplated herein if Parent and the Purchaser reasonably determine that such a restructuring would be advantageous to provide that either: (i) Seller shall sell, and the Purchaser shall purchase, all of Seller's shares of Series B Preferred Stock within two business days after (and conditioned upon) the consummation of the Offer; or
(ii) Seller shall tender its Series B Preferred Stock into the Offer for Shares immediately upon acceptance for purchase, if Seller obtains confirmation satisfactory to Seller that such conversion would not require Seller to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; provided, however, that in either case Seller shall receive the same aggregate cash amount Seller would have received by tendering its Series B Preferred Stock to the Purchaser pursuant to the Offer and provided that Seller shall reasonably determine that he not be in any other way disadvantaged thereby. Parent, the Purchaser and the Company agree that if for any reason whatsoever Seller does not receive full payment for the Series B Preferred Stock within one week of acceptance for purchase pursuant to the Offer, the Company will immediately reissue the Series B Preferred Stock to Seller and cancel any Shares into which such Series B Preferred Stock has been converted.



                                      * * *

                  IN WITNESS WHEREOF, Parent and Seller have caused this Agreement to be duly executed as of the day and year first above written.


                                  DANAHER CORPORATION


                                  By: /s/ Daniel L. Coma
                                     ----------------------------
                                     Name: DANIEL L. COMA
                                     Title: Vice President


                                  By: /s/ Holger Hjelm
                                     ----------------------------
                                     Name:  HOLGER HJELM

                                  AMERICAN PRECISION INDUSTRIES INC.

                                  By: /s/ K. Wiedenhaupt
                                     ----------------------------
                                     Name:  K. WIEDENHAUPT
                                     Title:

                                                                      APPENDIX D


Section 6. Conversion of Series B Preferred Stock.

     (A) Optional Conversion. Holders of Series B Preferred Stock shall have the right, at their option, to convert as many shares of Series B Preferred Stock as they choose into the shares of the Corporation's Common Stock, on the terms and conditions set forth below.

     (B) Terms of Conversion. The conversion of the Series B Preferred Stock shall be upon the following terms and conditions:

          (i) Conversion Ratio. The Series B Preferred Stock shall be convertible, at the principal office of the Corporation and at such other office or offices, if any, as the Board of Directors of the Corporation may designate, into fully paid and non-assessable shares of Common Stock. The number of shares of Common Stock to be delivered upon conversion shall be determined by the following calculation:

                 The sum of the LV and UD per share times CPS = NCS
                 --------------------------------------------
                                    CP

     where LV equals the Series B Liquidation Value per share; UD equals seven percent (7%) of the per share LV per annum from and after the date on which dividends on such share became cumulative to and including the date of conversion less the aggregate of the dividends paid during the same period, computed without interest; CPS equals the number of shares of Series B Preferred Stock to be converted; CP equals the conversion price for a share of Common Stock which shall be $17.00 per share as adjusted pursuant to subsection (ii) or (iii) below; and NCS equals the number of shares of Common Stock to be delivered upon conversion.